Exhibit 99.1

China Sunergy Announces Third Quarter 2014 Financial Results

NANJING, China, June 12, 2015 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Total revenue was US$63.3 million, a decrease of 28.5% from US$88.5 million in the second quarter of 2014. The revenue for self-branded products totaled US$60.2 million and the revenue for the products processed under the OEM arrangement was US$1.5 million.

•	Shipments totaled 137.8MW, a decrease of 25.3% (46.7MW) from 184.5MW in the second quarter of 2014. Module shipments, including module processed under OEM arrangement of 5.4MW, were 76.2MW. Cell shipments, including cell processed under OEM arrangements of 11.3MW, were 61.6MW.

•	Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.63 per watt, US$0.03 lower than US$0.66 per watt in the second quarter of 2014.

•	Gross losses were US$2.4 million and gross margin was negative 3.8%, compared gross profit of US$5.5 million on gross margin of 6.2% in the second quarter of 2014.

•	Net loss attributable to ordinary shareholders was US$25.6 million, compared with US$5.7 million in the second quarter of 2014.

•	Net loss attributable to ordinary shareholders per ADS was US$1.73, compared with US$0.39 in the second quarter of 2014.

•	Cash, cash equivalents and restricted cash totaled US$203.8 million, as of September 30, 2014.

Third Quarter 2014 Financial Review

Total Revenue and Shipments

For the third quarter of 2014, total revenue was US$63.3 million, compared with US$88.5 million in the second quarter of 2014. The decrease in revenue was mainly due to a combination of lower total shipments and lower ASP in both cells and modules during the quarter. Revenue from the Company’s self-brand modules and cells business totaled US$60.2 million or 95.1% of the total revenue, while revenue from the modules and cells processed under OEM arrangements, was US$1.5 million, or for 2.4% of total revenue.

Total shipments for the third quarter of 2014 were 137.8MW, a decrease of 25.3% from 184.5MW in the previous quarter. The decrease in total shipment was primarily due to the lower shipments to France and India as compared with prior quarter. Total module shipments, including module processed under OEM arrangement of 5.4MW, were 76.2MW for the third quarter of 2014. Total cell shipments, including cell processed under OEM arrangements of 11.3MW, were 61.6MW for the third quarter of 2014.

Asia continued to be the largest market for the Company, accounting for 71.5% of total revenue in the third quarter of 2014, of which 50.6% of total revenue was generated from China market and 17.1% of total revenue was contributed by Japan. Sales to European markets represented 23.3% of total revenue in the third quarter of 2014, with France contributing 7.0% of total revenue.

ASP

ASP for the Company’s self-branded modules for the third quarter was US$0.63 per watt, as compared to US$0.66 per watt in the previous quarter. The decrease in module ASP was primarily due to higher shipments into low-price regions, including China. ASP for the Company's self-branded cells during the third quarter of 2014 was US$0.31 per watt, compared with $0.32 per watt in the previous quarter.

Wafer and Conversion Costs

Blended wafer costs in the third quarter of 2014 were US$0.24 per watt, unchanged from the previous quarter. Conversion costs of cells and modules manufactured in the third quarter of 2014 were US$0.16 and US$0.21 per watt, respectively, compared with US$0.14 and US$0.19 per watt, respectively, in the previous quarter. The two-cent increase in the Company’s conversion costs was primarily due to the lower shipments and capacity utilization for this quarter.

Gross Profit and Gross Margin

Gross losses for the third quarter were US$2.4 million on gross margin of negative 3.8%, compared to gross profit of US$5.5 million on gross margin of 6.2% for the second quarter of 2014. The decrease in gross profit and gross margin was due to a combination of the decrease in total revenue and the increase of cost of sales.

Operating Expenses, Operating Loss and Net Loss

Operating expenses decreased 35.2% to US$9.2 million in the third quarter of 2014, from US$14.2 million in the second quarter of 2014. The sequential decrease in operating expenses was primarily due to a US$4.7 million reduction in general and administration expenses. During the third quarter of 2014, general and administration expenses were US$5.7 million, the reduction of which was partially attributable to the reversal of bad debt provision of US$3.4 million, compared with a bad debt provision of US$3.2 million accrued in the previous quarter.

Loss from operations was US$11.6 million in the third quarter of 2014, compared with US$8.7 million in the second quarter of 2014. In addition, the Company had other expense of US$9.5 million, which was primarily due to the foreign exchange loss from the depreciation of Euro against RMB, while the Company generated other operating income of US$10.2 million during the second quarter of 2014 due to the disposal of one idle subsidiary of the Company.

Correspondingly, net loss attributable to ordinary shareholders was US$25.6 million in the third quarter of 2014, compared with US$5.7 million in the previous quarter.

Amount Due from/to Related Parties

Amount due from related parties totaled US$74.0 million as of September 30, 2014, a decrease of US$3.2 million compared to US$77.2 million as of June 30, 2014. Amount due to related parties totaled US$9.1 million as of September 30, 2014, an increase of US$0.5 million compared to US$8.6 million as of June 30, 2014.

Inventory

Inventories at the end of the third quarter of 2014 totaled US$69.6 million, an increase of US$13.7 million from US$55.9 at the end of June 30, 2014, which is mainly due to lower shipment during the quarter.

Cash Position

As of September 30, 2014, the Company had cash and cash equivalents of US$21.5 million, and restricted cash of US$182.3 million.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

ZhuoWang

Phone: + 86 25 5276 6696

Email: IR@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun Phone: + 86 10 8556 9033 Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the Company’s ability in maintaining its liquidity; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$'000, except ADS and per ADS data)

For the three months ended

	Sep 30,2014	Jun 30,2014	Sep 30, 2013
Total sales	63,252	88,461	57,084
Cost of goods sold	(65,649)	(82,961)	(55,358)
Gross profit	(2,397)	5,500	1,726
Operating expenses:
Selling expenses	(2,725)	(3,224)	(4,841)
General and administrative expenses	(5,657)	(10,403)	(8,419)
Research and development expenses	(855)	(568)	(1,518)
Total operating expenses	(9,237)	(14,195)	(14,778)
Income(loss) from operations	(11,634)	(8,695)	(13,052)
Interest expense	(7,082)	(7,172)	(7,086)
Interest income	1,668	1,476	1,723
Other income/(expenses), net	(9,478)	10,179	3,577
Income(loss) before income tax	(26,526)	(4,212)	(14,838)
Income tax benefit(expense)	190	(1,131)	1,249
Net income(loss)	(26,336)	(5,343)	(13,589)
Less: non-controlling interest	(696)	383	(413)

Net income (loss) attributable to ordinary shareholders	(25,640)	(5,726)	(13,176)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($1.73)	($0.39)	($0.99)

Diluted	($1.73)	($0.39)	($0.99)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	13,372,292

Diluted	14,849,292	14,849,292	13,372,292

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$'000)

	Sep 30,2014	Jun 30,2014	Sept 30,2013
Assets
Current Assets
Cash and cash equivalents	21,462	30,792	31,485
Restricted cash	182,347	201,914	184,943
Accounts receivable, net	58,089	72,874	67,556
Other receivable, net	24,793	25,423	18,081
Project assets	8,628	10,460	19,744
Inventories, net	69,593	55,878	65,622
Advance to suppliers, net	6,922	6,401	10,596
Amount due from related parties	74,025	77,156	99,791
Current deferred tax assets	2,411	1,239	1,816
Total current assets	448,270	482,137	499,634
Property, plant and equipment, net	228,105	229,121	219,786
Prepaid land use rights	23,516	23,659	27,870
Deferred tax assets	6,781	7,399	7,147
Long-term Investment	1	1	413
Other long-term assets	5,123	5,267	1,634
Total assets	711,796	747,584	756,484

Liabilities and equity
Current liabilities
Short-term bank borrowings	356,826	375,212	422,010
Accounts payable	94,586	88,926	127,383
Notes payable	9,483	18,634	36,499
Accrued expenses and other current liabilities	22,858	16,604	26,113
Income tax payable	3,929	3,767	2,629
Amount due to related parties	9,116	8,644	12,487
Current deferred tax liability	0	0	60
Total current liabilities	496,799	511,787	627,181
Long-term debt	268,529	264,029	131,935
Long-term payables	365	603
Accrued warranty costs	21,285	20,855	19,533
Other liabilities	14,757	14,790	9,686
Total liabilities	801,735	812,064	788,335

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of September 30, 2013 and 240,701,253 issued and outstanding as of June 30, 2014 and September 30, 2014	24	24	27
Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	3	0
Accumulated profit(deficit)	(311,295)	(285,653)	(252,033)
Accumulated other comprehensive income	36,511	35,898	35,301
Total equity attributable to China Sunergy Co. Ltd.	(89,390)	(64,361)	(31,338)
Non-controlling interests	(549)	(119)	(513)
Total equity	(89,939)	(64,480)	(31,851)
Total liabilities and equity	711,796	747,584	756,484